02024055

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

Form 8-K for March 8, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-67170
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

39508
SAXON 2002-1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 14, 2002.

SAXON ASSET SECURITIES COMPANY

By: ______________________
Name: Bradley D. Adams
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Mortgage Loan Asset Backed Certificates, Series 2002-1

$900,000,000 (Approximate)

SAXON

SAXON ASSET SECURITIES TRUST 2002-1
MORTGAGE LOAN ASSET BACKED CERTIFICATES, SERIES 2002-1

SAXON ASSET SECURITIES COMPANY
Depositor

SAXON MORTGAGE, INC.
Seller and Master Servicer

MERITECH MORTGAGE SERVICES, INC.
Servicer

February 20, 2002

GREENWICH CAPITAL

Preliminary Term Sheet ***Date Prepared: February 20, 2002***

$900,000,000 (Approximate)
Saxon Asset Securities Trust 2002-1
Subject to a +/- 10% Variance

Class[1,3,4]	Principal Amount	WAL (Yrs) Call/Mat [2]	Payment Window (Mths) Call/Mat[2]	Expected Rating (S&P/Moody's)	Assumed Final Distribution Date [8]	Certificate Type
AF-1	$83,500,000	0.90/0.90	1-19/1-19	AAA/Aaa	May 2016	Variable Rate Sequential
AF-2	$39,200,000	2.00/2.00	19-29/19-29	AAA/Aaa	April 2017	Fixed-rate Sequential
AF-3	$37,900,000	3.00/3.00	29-47/29-47	AAA/Aaa	September 2021	Fixed-rate Sequential
AF-4	$30,400,000	5.00/5.00	47-77/47-77	AAA/Aaa	August 2026	Fixed-rate Sequential
AF-5	$30,694,000	7.21/10.80	77-87/77-188	AAA/Aaa	July 2030	Fixed-rate Sequential
AF-6	$20,000,000	6.37/7.03	40-87/40-178	AAA/Aaa	May 2030	Fixed-rate NAS
AV-1	$352,176,000	2.54/2.57	1-87/1-121	AAA/Aaa	March 2032	Variable Rate Pass-Through
AV-2	$171,130,000	2.71/2.86	1-87/1-166	AAA/Aaa	January 2032	Variable Rate Pass-Through
A-IO [5]	Notional	N/A	N/A	AAA/Aaa	October 2004	Fixed-rate IO
M-1	$54,000,000	4.98/5.46	38-87/38-157	AA/Aa2	December 2031	Variable Rate Mezzanine
M-2	$45,000,000	4.96/5.37	37-87/37-141	A/A2	November 2031	Variable Rate Mezzanine
B	$36,000,000	4.94/5.13	37-87/37-118	BBB/Baa2	August 2031	Variable Rate Subordinate
S [6]	Notional	N/A	N/A	AAA/Aaa	[March 2032]	Variable Rate Inverse IO
X-IO [7]	Notional	N/A	N/A	AAA/Aaa	March 2032	Fixed-rate IO
Total:	**$900,000,000**					

(1) *The Class AF-1 through Class AF-6 Certificates are backed primarily by the cash flows from a pool of conforming fixed-rate mortgage loans. The Class AV-1 Certificates are backed primarily by a pool of conforming adjustable-rate mortgage loans. The Class AV-2 Certificates are backed primarily by a pool of non-conforming fixed-rate and adjustable-rate mortgage loans. The Class M-1, Class M-2 and Class B Certificates are backed primarily by all three pools of mortgage loans. The principal balance of each Class of Offered Certificates is subject to a +/- 10% variance.*

(2) *See "Pricing Prepayment Speed" herein.*

(3) *The Certificates are subject to a 10% Clean-up Call (as described herein). After the first distribution date on which the Clean-up Call is exercisable, the coupon on the Class AF-5 and Class AF-6 Certificates will increase by 0.50%, the margin on the Class AF-1, Class AV-1 and Class AV-2 Certificates doubles and the margin on the Class M-1, Class M-2 and Class B Certificates will increase by 1.5 times.*

(4) *All Certificates, other than the Class A-IO and Class S Certificates and the classes of Certificates not offered, are subject to the Net WAC Cap Rate (as described herein).*

(5) *The Class A-IO Certificates will not receive any principal payments, but will accrue interest on its notional balance (the "**Notional Amount**"), pursuant to the Class A-IO Notional Balance Schedule (as defined herein).*

(6) *The Class S Certificates will not receive any principal payments, but will accrue interest on the lesser of a scheduled notional principal balance and the aggregate principal balance of the Group II Mortgage Loans and Group III Mortgage Loans.*

(7) *The Class X-IO Certificates will not receive any principal payments, but will accrue interest at the product of (i) 0.275% for the first twenty-four Distribution Dates and 0.10% thereafter and (ii) the sum of the aggregate principal balance of the mortgage loans and any amounts on deposit in the Pre-Funding Account.*

(8) *Estimated assumed final payment dates, subject to final collateral.*

Seller and Master Servicer: Saxon Mortgage Inc.

Depositor: Saxon Asset Securities Company

Trustee: Bankers Trust Company of California, N.A.

Lead Underwriter: Greenwich Capital Markets, Inc.

Co–Underwriters: Credit Suisse First Boston
JP Morgan
Wachovia Securities

Certificates: The Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates are collectively referred to herein as the "***Group I Certificates***." The Class AV-1 Certificates are referred to herein as "***Group II Certificates***." The Class AV-2 Certificates are referred to herein as "***Group III Certificates***." The Group I Certificates, Group II Certificates and the Group III Certificates are collectively referred to herein as the "***Class A Certificates***." The Class A Certificates, the Class A-IO Certificates, Class X-IO and Class S Certificates are collectively referred to herein as the "***Senior Certificates***." The Senior Certificates and the Class M-1, Class M-2 and Class B Certificates (together the "***Subordinate Certificates***") are the subject of this Preliminary Term Sheet and are collectively referred to herein as the "***Offered Certificates***." The Trust will also issue Class C, Class P and Class R Certificates, which are not offered.

Class A–IO Notional Balance Schedule:

Distribution Date	Total Notional Amount
1 – 6	$262,440,000
7 – 9	$251,370,000
10 – 12	$244,260,000
13 – 15	$225,630,000
16 – 18	$212,760,000
19 - 21	$196,110,000
22 – 24	$159,929,000
25 – 27	$126,090,000
28 – 31	$95,311,000
32 and thereafter	$0

Rating Agencies: Moody's Investor Services, Inc. ("***Moody's***") and Standard and Poor's Rating Services, Inc. ("***S&P***").

Registration: The Offered Certificates will be available in book–entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.

Statistical Cut–off Date: The close of business on March 1, 2002.

Expected Pricing Date: Week of February 18, 2002.

Expected Settlement Date: March 14, 2002

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2002.

Accrued Interest: The price to be paid by investors for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2 and Class B Certificates will not include accrued interest (settling flat). The Class AF–2, Class AF–3, Class AF–4, Class AF–5, and Class AF–6, Class A–IO, Class S and Class X–IO Certificates will settle with accrued interest from March 1, 2002, up to, but not including, the Settlement Date (13 days).

Interest Accrual Period: The "***Interest Accrual Period***" for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2 and Class B Certificates with respect to any Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The Interest Accrual Period for Class AF–2, Class AF–3, Class AF–4, Class AF–5, and Class AF–6, Class A–IO, Class S and Class X–IO Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360–day year consisting of twelve 30–day months).

Record Date: With respect to the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2 and Class B Certificates, the business day immediately preceding the Distribution Date. With respect to Class AF–2, Class AF–3, Class AF–4, Class AF–5, Class AF–6, Class A–IO, Class S and Class X–IO Certificates, the last business day of the month immediately preceding the Distribution Date (or, in the case of the first Distribution Date, the Closing Date).

Federal Tax Status: The Certificates will be treated as REMIC regular interests for federal income tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: Only the Class AV–1 and Class AV-2 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean–up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean–up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Statistical Cut–off Date and (ii) the amounts on deposit in the Pre–Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

100% PPC for the Fixed-rate Mortgage Loans
(100% PPC is equal to 2.2% to 22% over 10 months)

100% PPC for the Adjustable Rate Mortgage Loans
(100% PPC is equal to 4% to 35% over 22 months)

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $534,370,561, consisting of approximately (i) $168,828,893 of fixed-rate conforming Mortgage Loans (the "***Initial Group I Mortgage Loans***"), (ii) approximately $246,003,214 of adjustable-rate conforming Mortgage Loans (the "***Initial Group II Mortgage Loans***"), and (iii) approximately $119,538,454 of fixed-rate and adjustable-rate non-conforming Mortgage Loans (the "***Initial Group III Mortgage Loans***"), consisting of (a) approximately $34,780,012 of fixed-rate non-conforming Mortgage Loans (the "***Initial Subgroup III-A Mortgage Loans***") and (b) approximately $84,758,441 of adjustable-rate non-conforming Mortgage Loans (the "***Initial Subgroup III-B Mortgage Loans***"). The Initial Group I Mortgage Loans, Initial Group II Mortgage Loans and Initial Group III Mortgage Loans are collectively referred to herein as the "***Initial Mortgage Loans***." See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans: On the Closing Date, in addition to the Initial Mortgage Loans, approximately $140,629,439 of additional loans will be added to the trust, consisting of approximately (i) $44,430,428 of additional fixed-rate conforming Mortgage Loans (the "***Additional Group I Mortgage Loans***"), (ii) approximately $64,740,269 of additional adjustable-rate conforming Mortgage Loans (the "***Additional Group II Mortgage Loans***"), (iii) approximately $31,458,742 of additional fixed-rate and adjustable-rate non-conforming Mortgage Loans (the "***Additional Group III Mortgage Loans***"), consisting of (a) approximately $9,153,000 of additional fixed-rate non-conforming Mortgage Loans (the "***Additional Subgroup III-A Mortgage Loans***") and (b) approximately $22,305,742 of adjustable-rate non-conforming Mortgage Loans (the "***Additional Subgroup III-B Mortgage Loans***"). The Additional Group I Mortgage Loans, Additional Group II Mortgage Loans and Additional Group III Mortgage Loans are collectively referred to herein as the "***Additional Mortgage Loans***." On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the "***Closing Date Mortgage Loans***."

Pre-Funding Account: On the Closing Date, a deposit of approximately $225,000,000 (the "***Pre-Funding Amount***") will be made to an account (the "***Pre-Funded Account***"). On or prior to [May 14, 2002] (the "***Pre-Funding Period***"), the Pre-Funded Amount will be used to purchase "***Subsequent Mortgage Loans***" having similar characteristics as the Initial Mortgage Loans.

Capitalized Interest Account: On the Closing Date, the Seller may be required to deposit funds in the "***Capitalized Interest Account***" to cover interest shortfalls during the Pre-Funding Period.

Net Mortgage Rate: The "***Net Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage as of the first day of the month preceding the month in which such Distribution Date occurs minus the Master Servicing Fee Rate and Servicing Fee Rate.

Pass–Through Rate:

The "***Pass–Through Rate***" for any Distribution Date (other than the first Distribution Date) for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2 and Class B Certificates will be equal to the lesser of (i) the Formula Rate and (ii) the Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the Formula Rate.

The "***Pass–Through Rate***" for any Distribution Date (other than the first Distribution Date) for the Class AF–2, AF–3, AF–4, AF–5, and AF–6 will be equal to the lesser of (i) the fixed-rate coupon for such Class and (ii) the Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the related fixed-rate coupon.

The "***Class A–IO Certificate Pass–Through Rate***" will equal [6.25]%. The "***Class X–IO Certificate Pass–Through Rate***" will be equal to the lesser of (A) 0.275% for the first twenty–four months and 0.10% thereafter and (B) the Net WAC Cap Rate less the weighted average coupon of the Offered Certificates, excluding the Class A-IO, Class S and Class X–IO Certificates. The "***Class S Certificate Pass-Through Rate***" will be equal to the greater of (i) a predetermined fixed rate minus One-Month LIBOR for such Distribution Date and (ii) zero.

Formula Rate:

The "***Formula Rate***" with respect to each of the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2 and Class B Certificates will be equal to the lesser of (i) One–Month LIBOR plus the respective margin for such Class and (ii) the related Maximum Cap Rate.

Net WAC Cap Rate:

As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the weighted average Net Mortgage Rate of the Mortgage Loans less;

(i) The Class A–IO Certificate Pass–Through Rate for such Distribution Date multiplied by a fraction equal to:

    (a) the Notional Balance of the Class A–IO Certificates prior to such Distribution Date divided by the aggregate principal balance of the Mortgage Loans; and

(ii) The Class S Certificate Pass–Through Rate for such Distribution Date multiplied by a fraction equal to:

    (a) the notional amount of the Class S Certificates prior to such Distribution Date divided by the aggregate principal balance of the Mortgage Loans.

Net WAC Cap Rate Carryover Amount:

If, on any Distribution Date, the Pass–Through Rate for any Class of Offered Certificates (other than the Class A–IO, Class S and Class X–IO Certificates) is limited by the Net WAC Cap Rate, the "***Net WAC Cap Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate or the fixed-rate coupon over (b) the amount of interest accrued on such Class based on the Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Cap Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the Formula Rate. Any Net WAC Cap Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent funds are available.

Maximum Cap Rate:

The ***"Maximum Cap Rate"*** as to any Distribution Date is a per annum rate that would equal the Net WAC Cap Rate for such date if such Net WAC Cap Rate were determined under the assumption that (i) each adjustable-rate Mortgage Loan had an interest rate equal to the maximum rate permitted under the terms of the related mortgage note, and (ii) each fixed-rate Mortgage Loan had an interest rate equal to its stated fixed-rate.

Credit Enhancement: Consists of the following:

1. Net Monthly Excess Cashflow;
2. Pledged Prepayment Penalty Cashflow;
3. Overcollateralization Amount; and
4. Subordination.

Net Monthly Excess Cashflow: The "***Net Monthly Excess Cashflow***" for any Distribution Date is equal to the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Offered Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates, Class A–IO and Class S Certificates and (C) the Principal Funds.

Pledged Prepayment Penalty Cashflow: The interest collections from each loan group will be supplemented by [60]% of the maximum contractual prepayment penalty cashflow from the loans in the related group.

Distributions of Pledged Prepayment Penalty Cashflow: Pledged Prepayment Penalty Cashflow will be distributed as interest on the certificates to the extent that interest payments on the certificates are determined based on the Net WAC Cap Rate. For any Distribution Date, the amount so distributed will equal the lesser of the total amount of Pledged Prepayment Penalty Cashflow for such date, or the aggregate interest that would have been payable on the certificates at their stated interest rates determined without regard to the relevant caps and the amount payable at the capped rates. Any remaining Prepayment Penalty Cashflow will be distributable in the same manner as Net Monthly Excess Cashflow.

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans and (ii) the amount on deposit in the Pre–Funding Account on the Closing Date, over the sum of the aggregate principal balance of the Offered Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount: Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" will be equal to [2.00]% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and (ii) the amount on deposit in the Pre–Funding Account on the Closing Date. On and after the Stepdown Date, (assuming a Trigger Event is not in effect), the greater of (1) the lesser of (A) [2.00]% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date and (B) [4.00]% of the aggregate current principal balance of the Mortgage Loans and (2) 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Overcollateralization Deficiency Amount: An "***Overcollateralization Deficiency Amount***" with respect to any Distribution Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralization Release Amount:

The "***Overcollateralization Release Amount***" means, with respect to any Distribution Date, the lesser of (x) the aggregate Principal Funds for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Funds is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in [April 2005] and (b) the first Distribution Date on which the Class A Certificate principal balance (after taking into account distributions of principal on such Distribution Date) is less than or equal to [66.00]% of the aggregate principal balances of the mortgage loans.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the aggregate principal balance of the Subordinate Certificates divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "***Trigger Event,***" if on any Distribution Date after the Stepdown Date, is in effect for the Offered Certficates if the 60+ day delinquency percentage (including loans in bankruptcy, foreclosure, or REO) is greater than [50%] of the senior credit enhancement percentage or, if on any Distribution Date, a Trigger Event is in effect for the Offered Certificates if the cumulative losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Dates, is greater than:

Distribution Date	Cum Loss Percent
37 to 48	4.50%
49 to 60	5.75%
61 and thereafter	7.00%

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating	**Percent**	**Rating**	**Percent**
AAA	15.00%	AAA	34.00%
AA	9.00%	AA	22.00%
A	4.00%	A	12.00%
BBB	0.00%	BBB	4.00%

Allocation of Available Funds:

Distributions to holders of each class of Offered Certificates will be made on each Distribution Date from "***Available Funds.***" With respect to any Distribution Date, Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the remittance date after deduction of the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, including prepayment penalty charges and (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date. Holders of the Certificates other than the Class P Certificates will be entitled to distribution from the Pledged Prepayment Penalty Cashflow. The holders of the Class P Certificates will be entitled to the remaining prepayment charges, in excess of the Pledged Prepayment Penalty Cashflow, received on the Mortgage Loans and such amounts will not be available for distribution to the holders of the Offered Certificates.

Interest Distributions:

On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of Available Funds for such Distribution Date consisting of the available interest amount for each related group for such Distribution Date and distribute it in the following order of priority, in each case to the extent of the Interest Remittance Amount remaining for such Distribution Date.

(i) Concurrently, to the holders of the related Class A Certificates, the related portion of the Class A–IO Certificates, and the related portion of the Class S Certificates, the related Monthly Interest Distributable Amount for each class for such Distribution Date;

(ii) Concurrently, to the holders of the related Class A Certificates, the related portion of the Class A–IO Certificates, and the related portion of the Class S Certificates, any Unpaid Interest Shortfall for each class for such Distribution Date;

(iii) To the holders of the Class M–1 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(iv) To the holders of the Class M–2 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(v) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date; and

(vi) To the holders of the Class X–IO Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date.

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will be allocated, first, to the interest distribution amount with respect to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Offered Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. **The Holders of the Offered Certificates will not be entitled to reimbursement for any such interest shortfalls.**

Principal Distributions:

(i) Class A Principal Distribution Amount is distributed as follows:

(A) Amounts constituting Principal Funds attributable to the Group I Mortgage Loans to be distributed as follows: first, the Class AF–6 Distribution Amount to the Class AF–6 Certificates, and then sequentially to the Class AF–1, Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates so that no distribution, other than that of the Class AF–6 Certificates, will be made to any class until the certificate principal balance of all the Group I Certificates with a lower numeral designation shall have been reduced to zero; Amounts constituting Principal Funds attributable to Group II Mortgage Loans to the Class AV-1 Certificates until the certificate principal balance has been reduced to zero; and amounts constituting Principal Funds attributable to Group III Mortgage Loans to the Class AV–2 Certificates until the certificate principal balance has been reduced to zero;

(B) If the certificate principal balance of any of the Group I, Group II, or Group III Certificates is reduced to zero, any remaining amount of principal distributions for such group will be distributed pro rata to the other remaining groups based on their respective certificate principal balances, after taking into account distributions pursuant to clause (A) above, until the certificate principal balance of each group's Class A Certificates has been reduced to zero;

(ii) The Class M–1 Certificates, the Class M–1 Principal Distribution Amount;

(iii) To the Class M–2 Certificates, the Class M–2 Principal Distribution Amount; and

(iv) To the Class B Certificates, the Class B Principal Distribution Amount for that class;

Overcollateralization Provisions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) To distribute the Extra Principal Distribution Amount (as defined herein) on the related certificates;

(ii) To the holders of the Class X–IO Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(iii) To the holders of the Class M–1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(iv) To the holders of the Class M–1 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M–1 Certificates;

(v) To the holders of the Class M–2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(vi) To the holders of the Class M–2 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M–2 Certificates;

(vii) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(viii)To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class B Certificates;

(ix) To the Class A Certificates on a pro rata basis, any Net WAC Cap Rate Carryover Amount;

(x) Sequentially, to the Class M–1, Class M–2, and Class B Certificates, any Net WAC Carryover Amount;

(xi) To the other loan groups, to cover any remaining losses; and

(xii) To the Class C, Class P and Class R Certificates, the remaining amounts.

Monthly Interest Distributable Amount:

The "***Monthly Interest Distributable Amount***" for any Distribution Date and each class of Offered Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass–Through Rate on the Certificate Principal Balance of such class (or the Class A–IO Notional Amount Schedule in the case of the Class A–IO Certificates or the sum of the aggregate principal balance of the mortgage loans and any amounts on deposit in the Pre–Funding Account in the case of the Class X-IO Certificates or the lesser of the Class S notional amount and the aggregate principal balance of the Group II Mortgage Loans and Group III Mortgage Loans in the case of the Class S Certificates) immediately prior to such Distribution Date reduced by any Prepayment Interest Shortfalls allocated to such class and shortfalls resulting from the application of the Relief Act allocated to such class.

Unpaid Interest Shortfall Amount:

The "***Unpaid Interest Shortfall Amount***" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass–Through Rate for such class for the related Accrual Period.

Principal Funds:

The "***Principal Funds***" means with respect any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period, (iv) that portion of the purchase price, representing principal of any repurchased mortgage, deposited to the collection account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during such Prepayment Period and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal.

Principal Distribution Amount:

The "***Principal Distribution Amount***" means for any Distribution Date the sum of the Basic Principal Distribution Amount and the Extra Principal Distribution Amount.

Basic Principal Distribution Amount:

The "***Basic Principal Distribution Amount***" means for any Distribution Date the excess of (i) the Principal Funds for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount:

The "***Extra Principal Distribution Amount***" with respect to any Distribution Date is the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Certificate Principal Balance:

The "***Certificate Principal Balance***" of any Class A Certificate or Subordinate Certificate immediately prior to any Distribution Date will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of the Subordinate Certificates, any Realized Losses allocated thereto on all prior Distribution Dates.

Class A Principal Allocation Percentage: The "***Class A Principal Distribution Allocation Percentage***" for any class of Class A Certificates for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the related Principal Funds for such loan group for such Distribution Date, and the denominator of which is (y) the sum of the Principal Funds for all the loan groups for such Distribution Date.

Class A Principal Distribution Amount: As to any Distribution Date, the Class A Principal Allocation Percentage of the Senior Principal Distribution Amount.

Senior Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of the Class A Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 66.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Class AF–6 Distribution Amount: For any Distribution Date, is equal to the product of (i) a fraction, the numerator of which is the Class AF–6 Certificate principal balance and the denominator of which is the Class A Certificate principal balance for Group I, in each case immediately prior to the Distribution Date and (ii) the Class A Principal Distribution Amount with respect to Group I Mortgage Loans for the Distribution Date and (iii) the applicable percentage for the Distribution Date set forth in the following table:

Distribution Periods	Percentage
1–36	0%
37–60	45%
61–72	80%
73–84	100%
85 and after	300%

Class M–1 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date) and the Class M–1 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 78.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Class M–2 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M–1 Certificate principal balance (after giving effect to distributions on that date), and the Class M–2 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 88.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Class B Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M–1 Certificate principal balance (after giving effect to distributions on that date), and the Class M–2 Certificate principal balance (after giving effect to distributions on that date), and the Class B Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 96.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Allocated Realized Loss Amount: An "***Allocated Realized Loss Amount***" with respect to any Class of Subordinate Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Losses:

"***Realized Loss***" means, with respect to any defaulted Mortgage Loan that is liquidated (other than a nonrecoverable mortgage loan), the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan; non-recoverable mortgage loans, the amount by which the unpaid principal balance thereof exceeds the projected net liquidation proceeds thereof (i.e., the amount expected to be recovered in liquidation of such loan, less estimated expenses).

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Net Monthly Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class B Certificates, fourth to the Class M–2 Certificates, and fifth to the Class M–1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates, to the Class A–IO Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class A–IO Certificates all interest amounts to which such Certificates are then entitled.

Non-Recoverable Mortgage Loan:

A "***Non-Recoverable Mortgage Loan***" is any defaulted mortgage loan as to which the servicer has determined that the expenses associated with the liquidation and disclosure thereof will exceed the proceeds.

Due Period:

A "***Due Period***" with respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Prepayment Period:

The "***Prepayment Period***" for any Distribution Date is period beginning on the 18th day of the month (or, if the prior Prepayment Period ended on an earlier day, that earlier day) immediately preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cutoff Date) and ending on the Determination Date of the month in which such Distribution Date occurs.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables
To Call

Class AF-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	14.86	3.63	2.56	2.00	1.66	1.43	1.26
MDUR (yr)	10.98	3.31	2.39	1.89	1.58	1.36	1.21
First Prin Pay	05/25/16	01/25/05	03/25/04	10/25/03	07/25/03	05/25/03	03/25/03
Last Prin Pay	04/25/17	09/25/06	04/25/05	08/25/04	02/25/04	11/25/03	08/25/03

Class AF-3 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	16.90	6.11	4.08	3.00	2.35	1.99	1.72
MDUR (yr)	11.42	5.19	3.63	2.74	2.18	1.86	1.62
First Prin Pay	04/25/17	09/25/06	04/25/05	08/25/04	02/25/04	11/25/03	08/25/03
Last Prin Pay	09/25/21	09/25/10	07/25/07	02/25/06	12/25/04	06/25/04	03/25/04

Class AF-4 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	21.91	11.18	7.20	5.00	3.66	2.62	2.25
MDUR (yr)	12.38	8.10	5.77	4.26	3.23	2.38	2.07
First Prin Pay	09/25/21	09/25/10	07/25/07	02/25/06	12/25/04	06/25/04	03/25/04
Last Prin Pay	08/25/26	12/25/15	10/25/11	08/25/08	01/25/07	02/25/05	09/25/04

Class AF-5 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.51	13.78	9.61	7.21	5.65	4.41	2.81
MDUR (yr)	12.67	9.03	7.06	5.66	4.64	3.75	2.51
First Prin Pay	08/25/26	12/25/15	10/25/11	08/25/08	01/25/07	02/25/05	09/25/04
Last Prin Pay	07/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	03/25/05

Class AF-6 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	11.93	8.04	7.16	6.37	5.50	4.69	3.65
MDUR (yr)	8.23	6.14	5.64	5.17	4.59	4.00	3.20
First Prin Pay	04/25/05	04/25/05	04/25/05	07/25/05	11/25/05	07/25/06	03/25/05
Last Prin Pay	05/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	02/25/06

Weighted Average Life Tables
To Call

Class AV-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	19.82	4.53	3.23	2.54	2.06	1.70	1.47
MDUR (yr)	15.54	4.16	3.04	2.41	1.98	1.64	1.43
First Prin Pay	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Prin Pay	11/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	01/25/05

Class AV-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.38	4.92	3.49	2.71	2.19	1.79	1.49
MDUR (yr)	14.54	4.47	3.26	2.57	2.10	1.73	1.45
First Prin Pay	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Prin Pay	11/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	03/25/05

Class AF-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	7.56	1.44	1.09	0.90	0.79	0.71	0.65
MDUR (yr)	6.76	1.40	1.07	0.89	0.77	0.69	0.63
First Prin Pay	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Prin Pay	05/25/16	01/25/05	03/25/04	10/25/03	07/25/03	05/25/03	03/25/03

Class M-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.02	9.26	6.44	4.98	4.30	4.13	3.95
MDUR (yr)	18.57	8.02	5.80	4.58	4.01	3.87	3.70
First Prin Pay	05/25/23	11/25/06	07/25/05	05/25/05	07/25/05	10/25/05	02/25/06
Last Prin Pay	11/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	02/25/06

Class M-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.02	9.26	6.44	4.96	4.19	3.83	3.76
MDUR (yr)	17.38	7.79	5.68	4.49	3.85	3.55	3.49
First Prin Pay	05/25/23	11/25/06	07/25/05	04/25/05	05/25/05	06/25/05	08/25/05
Last Prin Pay	11/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	02/25/06

Class B to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.01	9.25	6.43	4.94	4.13	3.68	3.47
MDUR (yr)	16.20	7.53	5.54	4.39	3.74	3.37	3.19
First Prin Pay	05/25/23	11/25/06	07/25/05	04/25/05	04/25/05	04/25/05	05/25/05
Last Prin Pay	11/25/30	12/25/15	10/25/11	06/25/09	12/25/07	11/25/06	02/25/06

Weighted Average Life Tables
To Maturity

Class AF-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	14.86	3.63	2.56	2.00	1.66	1.43	1.26
MDUR (yr)	10.98	3.31	2.39	1.89	1.58	1.36	1.21
First Prin Pay	05/25/16	01/25/05	03/25/04	10/25/03	07/25/03	05/25/03	03/25/03
Last Prin Pay	04/25/17	09/25/06	04/25/05	08/25/04	02/25/04	11/25/03	08/25/03

Class AF-3 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	16.90	6.11	4.08	3.00	2.35	1.99	1.72
MDUR (yr)	11.42	5.19	3.63	2.74	2.18	1.86	1.62
First Prin Pay	04/25/17	09/25/06	04/25/05	08/25/04	02/25/04	11/25/03	08/25/03
Last Prin Pay	09/25/21	09/25/10	07/25/07	02/25/06	12/25/04	06/25/04	03/25/04

Class AF-4 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	21.91	11.19	7.21	5.00	3.66	2.62	2.25
MDUR (yr)	12.38	8.11	5.77	4.26	3.23	2.38	2.07
First Prin Pay	09/25/21	09/25/10	07/25/07	02/25/06	12/25/04	06/25/04	03/25/04
Last Prin Pay	08/25/26	06/25/16	03/25/12	08/25/08	01/25/07	02/25/05	09/25/04

Class AF-5 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.51	19.04	14.31	10.80	8.14	6.04	2.81
MDUR (yr)	12.67	10.77	9.14	7.55	6.11	4.81	2.51
First Prin Pay	08/25/26	06/25/16	03/25/12	08/25/08	01/25/07	02/25/05	09/25/04
Last Prin Pay	07/25/30	05/25/28	07/25/22	11/25/17	05/25/15	01/25/13	03/25/05

Class AF-6 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	11.93	8.11	7.42	7.03	6.81	6.74	6.05
MDUR (yr)	8.23	6.17	5.78	5.56	5.44	5.41	4.87
First Prin Pay	04/25/05	04/25/05	04/25/05	07/25/05	11/25/05	07/25/06	03/25/05
Last Prin Pay	05/25/30	03/25/28	05/25/22	01/25/17	03/25/15	11/25/12	04/25/11

Weighted Average Life Tables
To Maturity

Class AV-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	19.91	4.62	3.28	2.57	2.09	1.71	1.47
MDUR (yr)	15.59	4.22	3.08	2.45	2.00	1.65	1.43
First Prin Pay	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Prin Pay	03/25/32	07/25/21	08/25/15	04/25/12	11/25/09	11/25/07	01/25/05

Class AV-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.43	5.16	3.68	2.86	2.30	1.87	1.49
MDUR (yr)	14.57	4.65	3.41	2.69	2.19	1.80	1.45
First Prin Pay	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Prin Pay	01/25/32	10/25/25	07/25/19	01/25/16	01/25/13	06/25/10	03/25/05

Class AF-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	7.56	1.44	1.09	0.90	0.79	0.71	0.65
MDUR (yr)	6.76	1.40	1.07	0.89	0.77	0.69	0.63
First Prin Pay	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Prin Pay	05/25/16	01/25/05	03/25/04	10/25/03	07/25/03	05/25/03	03/25/03

Class M-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.15	9.98	7.05	5.46	4.69	4.46	4.99
MDUR (yr)	18.63	8.48	6.25	4.96	4.32	4.14	4.61
First Prin Pay	05/25/23	11/25/06	07/25/05	05/25/05	07/25/05	10/25/05	03/25/06
Last Prin Pay	12/25/31	08/25/24	06/25/18	04/25/15	08/25/12	09/25/10	04/25/09

Class M-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.14	9.86	6.99	5.37	4.52	4.10	3.99
MDUR (yr)	17.43	8.15	6.06	4.80	4.11	3.77	3.69
First Prin Pay	05/25/23	11/25/06	07/25/05	04/25/05	05/25/05	06/25/05	08/25/05
Last Prin Pay	11/25/31	08/25/22	02/25/17	12/25/13	07/25/11	10/25/09	07/25/08

Class B to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.08	9.51	6.69	5.13	4.28	3.81	3.57
MDUR (yr)	16.22	7.69	5.71	4.53	3.85	3.47	3.28
First Prin Pay	05/25/23	11/25/06	07/25/05	04/25/05	04/25/05	04/25/05	05/25/05
Last Prin Pay	08/25/31	09/25/19	03/25/15	01/25/12	01/25/10	07/25/08	07/25/07

EFFECTIVE NET WAC CAP RATE SCHEDULE [(1)]

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	N/A	35	9.75974%	68	11.11064%
2	6.92726%	36	10.68884%	69	11.45742%
3	6.72412%	37	9.64740%	70	11.06694%
4	6.96691%	38	10.21166%	71	11.06942%
5	6.75786%	39	9.80143%	72	11.81038%
6	6.77104%	40	10.15424%	73	11.02562%
7	7.08860%	41	10.09053%	74	11.39169%
8	6.86883%	42	10.08041%	75	11.00138%
9	7.09369%	43	10.40596%	76	11.34457%
10	6.91132%	44	10.28722%	77	10.95630%
11	6.90359%	45	10.61809%	78	10.93543%
12	7.62354%	46	10.29602%	79	11.27663%
13	7.01246%	47	10.54569%	80	10.89192%
14	7.22611%	48	11.58489%	81	11.23181%
15	6.97088%	49	10.44963%	82	10.84715%
16	7.28985%	50	10.97263%	83	10.82525%
17	7.02950%	51	10.60278%	84	11.96068%
18	7.00122%	52	10.90757%	85	10.78110%
19	7.35921%	53	10.78966%	86	11.11810%
20	7.08964%	54	10.74580%	87	10.73753%
21	7.27696%	55	11.08497%		
22	7.39693%	56	10.90873%		
23	7.57737%	57	11.25183%		
24	8.04102%	58	10.87823%		
25	7.83555%	59	10.98863%		
26	8.25349%	60	12.14970%		
27	7.93810%	61	10.95309%		
28	8.56292%	62	11.40857%		
29	8.41358%	63	11.01898%		
30	8.21738%	64	11.37086%		
31	8.44713%	65	11.08981%		
32	9.56742%	66	11.06946%		
33	9.87943%	67	11.41544%		
34	9.45199%				

(1) Effective Net WAC Cap Schedule assumes 6ML and 1-year CMT equal to 20%. Includes the benefit of 60% pledged prepayment penalty cashflow.

Group I Mortgage Loans

Scheduled Balances as of 03/01/2002

		Minimum	Maximum
Total Current Balance:	168,828,893		
Number of Loans:	1,867		
Average Original Balance:	$90,434	$10,000	$300,000
Average Current Balance:	$90,428	$10,000	$300,000
Weighted Average Gross Coupon:	9.154 %	6.250 %	16.625 %
Weighted Average Combined Original LTV:	77.18 %	12.07 %	100.00 %
Weighted Average Original LTV:	74.74 %	5.05 %	100.00 %
Weighted Average Credit Score:	615	449	809
Weighted Average Original Term:	290 months	60 months	360 months
Weighted Average Remaining Term:	288 months	58 months	360 months
Weighted Average Seasoning:	2 months	0 months	69 months
Top State Concentrations ($):	15.19 % California, 7.65 % Florida, 7.35 % Georgia		
Maximum Zip Code Concentration ($):	0.38 % 92019		
First Pay Date:		Jul 01, 1996	Apr 01, 2002
Mature Date:		Jan 01, 2007	Mar 01, 2032

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10,000.00 - 25,000.00	94	1,991,327.07	1.18
25,000.01 - 50,000.00	425	16,254,562.07	9.63
50,000.01 - 75,000.00	440	27,439,922.06	16.25
75,000.01 - 100,000.00	304	26,807,819.98	15.88
100,000.01 - 125,000.00	185	20,580,459.74	12.19
125,000.01 - 150,000.00	135	18,413,755.47	10.91
150,000.01 - 175,000.00	95	15,378,343.07	9.11
175,000.01 - 200,000.00	65	12,135,906.30	7.19
200,000.01 - 225,000.00	46	9,861,736.67	5.84
225,000.01 - 250,000.00	39	9,327,256.55	5.52
250,000.01 - 275,000.00	21	5,477,650.00	3.24
275,000.01 - 300,000.00	18	5,160,154.01	3.06
Total	1,867	168,828,892.99	100.00

Current Interest Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.250 - 6.250	4	874,000.00	0.52
6.251 - 6.500	12	2,054,250.00	1.22
6.501 - 6.750	26	3,950,914.75	2.34
6.751 - 7.000	40	5,142,893.44	3.05
7.001 - 7.250	49	6,109,730.86	3.62
7.251 - 7.500	53	6,193,681.14	3.67
7.501 - 7.750	102	12,139,795.44	7.19
7.751 - 8.000	139	16,318,832.22	9.67
8.001 - 8.250	87	9,003,300.31	5.33
8.251 - 8.500	91	9,796,175.75	5.80
8.501 - 8.750	100	10,615,687.76	6.29
8.751 - 9.000	144	14,559,443.78	8.62
9.001 - 9.250	68	6,433,637.67	3.81
9.251 - 9.500	71	6,117,505.45	3.62
9.501 - 9.750	88	7,756,496.43	4.59
9.751 - 10.000	103	8,291,235.47	4.91
10.001 - 10.250	63	4,526,436.40	2.68
10.251 - 10.500	86	6,739,845.92	3.99
10.501 - 10.750	59	4,022,576.26	2.38
10.751 - 11.000	68	4,772,625.05	2.83
11.001 - 11.250	32	2,437,919.98	1.44
11.251 - 11.500	52	3,323,627.01	1.97
11.501 - 11.750	50	2,851,415.69	1.69
11.751 - 12.000	50	2,575,758.98	1.53
12.001 - 12.250	31	2,113,495.09	1.25
12.251 - 12.500	42	2,040,744.20	1.21
12.501 - 12.750	35	1,956,522.38	1.16
12.751 - 13.000	40	1,967,580.93	1.17
13.001 - 13.250	12	518,760.72	0.31
13.251 - 13.500	19	837,127.56	0.50
13.501 - 13.750	17	1,053,718.00	0.62
13.751 - 14.000	17	911,170.00	0.54
14.001 - 14.250	6	360,175.00	0.21
14.251 - 14.500	5	186,213.35	0.11
14.501 - 14.750	1	60,000.00	0.04
14.751 - 15.000	2	124,500.00	0.07
15.001 - 15.250	1	33,600.00	0.02
16.001 - 16.250	1	32,500.00	0.02
16.501 - 16.625	1	25,000.00	0.01
Total	1,867	168,828,892.99	100.00

Original Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.07 - 15.00	5	463,500.00	0.27
15.01 - 20.00	8	537,920.78	0.32
20.01 - 25.00	10	570,086.53	0.34
25.01 - 30.00	10	383,485.53	0.23
30.01 - 35.00	16	883,000.00	0.52
35.01 - 40.00	25	1,482,228.29	0.88
40.01 - 45.00	26	2,116,750.52	1.25
45.01 - 50.00	38	2,449,060.00	1.45
50.01 - 55.00	40	3,159,063.11	1.87
55.01 - 60.00	75	6,472,306.87	3.83
60.01 - 65.00	115	9,584,647.42	5.68
65.01 - 70.00	152	13,756,441.45	8.15
70.01 - 75.00	196	18,253,438.76	10.81
75.01 - 80.00	466	44,404,446.87	26.30
80.01 - 85.00	202	21,120,502.37	12.51
85.01 - 90.00	348	34,778,276.84	20.60
90.01 - 95.00	49	4,894,966.00	2.90
95.01 - 100.00	86	3,518,771.65	2.08
Total	1,867	168,828,892.99	100.00

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
58 - 60	3	100,000.00	0.06
109 - 120	32	1,405,011.16	0.83
133 - 144	7	397,600.00	0.24
157 - 168	1	10,000.00	0.01
169 - 180	764	57,212,780.99	33.89
229 - 240	108	8,184,009.14	4.85
289 - 300	13	1,469,460.00	0.87
337 - 348	1	56,138.28	0.03
349 - 360	938	99,993,893.42	59.23
Total	1,867	168,828,892.99	100.00

Occupancy Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,730	159,803,427.72	94.65
Investor	128	8,505,415.27	5.04
Second Home	9	520,050.00	0.31
Total	1,867	168,828,892.99	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,592	141,201,984.40	83.64
Stated Documentation	214	21,398,150.99	12.67
Limited Documentation	57	6,014,478.16	3.56
No Ratio	4	214,279.44	0.13
Total	1,867	168,828,892.99	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,545	140,752,286.88	83.37
Purchase	182	14,628,042.75	8.66
Refinance	140	13,448,563.36	7.97
Total	1,867	168,828,892.99	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,611	144,404,337.73	85.53
PUD	52	6,655,131.01	3.94
Two-Four Family	59	6,527,226.64	3.87
Condo Low-Rise	51	4,152,919.34	2.46
Manufactured Housing	57	3,620,296.50	2.14
Single Family Attached	15	1,591,950.00	0.94
Townhouse	16	1,221,756.77	0.72
Condo High-Rise	5	516,300.00	0.31
Deminimus PUD	1	138,975.00	0.08
Total	1,867	168,828,892.99	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Balloon 15/30	422	33,896,477.19	20.08
Fixed Rate	940	100,160,431.70	59.33
Fixed Rate 5 Year	3	100,000.00	0.06
Fixed Rate 10 Year	32	1,405,011.16	0.83
Fixed Rate 12 Year	7	397,600.00	0.24
Fixed Rate 15 Year	343	23,326,303.80	13.82
Fixed Rate 20 Year	108	8,184,009.14	4.85
Fixed Rate 25 Year	12	1,359,060.00	0.80
Total	1,867	168,828,892.99	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alaska	2	194,800.00	0.12
Arizona	31	2,805,843.00	1.66
Arkansas	108	6,399,670.04	3.79
California	203	25,644,593.08	15.19
Colorado	32	3,612,405.89	2.14
Connecticut	19	2,310,143.20	1.37
Delaware	7	687,975.91	0.41
Florida	144	12,914,830.26	7.65
Georgia	143	12,411,853.09	7.35
Hawaii	4	469,094.79	0.28
Idaho	6	505,900.00	0.30
Illinois	21	2,117,549.52	1.25
Indiana	51	3,254,462.37	1.93
Iowa	21	1,360,692.81	0.81
Kansas	18	1,658,170.00	0.98
Kentucky	52	3,807,132.92	2.26
Louisiana	42	2,726,849.73	1.62
Maine	5	332,500.00	0.20
Maryland	16	1,560,900.46	0.92
Massachusetts	16	2,000,542.68	1.18
Michigan	61	3,947,236.77	2.34
Minnesota	23	1,992,205.71	1.18
Mississippi	49	3,127,903.10	1.85
Missouri	31	2,298,471.56	1.36
Montana	2	251,000.00	0.15
Nebraska	13	868,776.00	0.51

State Distribution (Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Nevada	17	1,806,861.71	1.07
New Hampshire	16	2,251,820.97	1.33
New Jersey	34	4,930,529.73	2.92
New Mexico	8	714,400.00	0.42
New York	61	7,058,865.51	4.18
North Carolina	34	2,852,793.92	1.69
North Dakota	3	123,000.00	0.07
Ohio	66	4,825,632.73	2.86
Oklahoma	34	2,247,336.53	1.33
Oregon	14	1,824,150.00	1.08
Pennsylvania	70	5,343,591.26	3.17
Rhode Island	5	534,960.08	0.32
South Carolina	21	1,798,632.43	1.07
South Dakota	5	235,050.00	0.14
Tennessee	70	5,430,276.32	3.22
Texas	140	11,551,628.30	6.84
Utah	4	431,460.00	0.26
Vermont	1	240,000.00	0.14
Virginia	87	10,085,773.12	5.97
Washington	27	3,197,365.44	1.89
West Virginia	22	1,376,080.00	0.82
Wisconsin	7	602,782.05	0.36
Wyoming	1	104,400.00	0.06
Total	1,867	168,828,892.99	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	13	1,184,051.26	0.70
401 - 450	1	44,000.00	0.03
451 - 500	35	2,091,070.41	1.24
501 - 550	320	26,671,629.30	15.80
551 - 600	422	38,890,443.10	23.04
601 - 650	586	53,889,152.58	31.92
651 - 700	331	30,330,577.52	17.97
701 - 750	123	11,459,767.11	6.79
751 - 800	33	3,818,671.96	2.26
801 - 809	3	449,529.75	0.27
Total	1,867	168,828,892.99	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	587	65,084,770.01	38.55
A	537	43,704,161.65	25.89
A-	390	35,283,996.14	20.90
B	199	15,125,017.61	8.96
C	127	7,914,711.78	4.69
D	27	1,716,235.80	1.02
Total	1,867	168,828,892.99	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,867	168,828,892.99	100.00
Total	1,867	168,828,892.99	100.00

Balloon Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	1,445	134,932,415.80	79.92
Balloon	422	33,896,477.19	20.08
Total	1,867	168,828,892.99	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	1,700	162,843,500.29	96.45
Second Lien	167	5,985,392.70	3.55
Total	1,867	168,828,892.99	100.00

Prepayment Term	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
12 Months	40	4,994,719.46	2.96
18 Months	1	99,536.76	0.06
24 Months	34	2,056,040.69	1.22
30 Months	2	345,000.00	0.20
36 Months	412	37,486,344.10	22.20
42 Months	6	563,175.00	0.33
48 Months	4	382,400.00	0.23
60 Months	1,001	92,628,576.46	54.87
Miscellaneous	30	2,677,868.46	1.59
No Prepayment Penalty	337	27,595,232.06	16.35
Total	1,867	168,828,892.99	100.00

Section 32 Loans	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
No Section 32 Loans	1,867	168,828,892.99	100.00
Total	1,867	168,828,892.99	100.00

Group II Mortgage Loans

Scheduled Balances as of 03/01/2002

		Minimum	Maximum
Total Current Balance:	246,003,214		
Number of Loans:	2,042		
Average Original Balance:	$120,482	$20,000	$375,000
Average Current Balance:	$120,472	$20,000	$375,000
Weighted Average Gross Coupon:	9.486 %	6.625 %	14.750 %
Weighted Average Gross Margin:	5.686 %	3.125 %	11.200 %
Weighted Average First Period Rate Cap:	1.287 %	1.000 %	6.000 %
Weighted Average Period Rate Cap:	1.039 %	1.000 %	2.000 %
Weighted Average Life Floor:	8.813 %	4.125 %	14.750 %
Weighted Average Life Cap:	16.146 %	12.625 %	21.750 %
Weighted Average Original LTV:	79.86 %	10.64 %	97.00 %
Weighted Average Credit Score:	576	418	791
Weighted Average Months To Roll:	27 months	5 months	60 months
Weighted Average Original Term:	360 months	360 months	360 months
Weighted Average Remaining Term:	358 months	293 months	360 months
Weighted Average Seasoning:	2 months	0 months	67 months
Top State Concentrations ($):	21.63 % California, 8.83 % Georgia, 6.17 % Florida		
Maximum Zip Code Concentration ($):	0.52% 92880		
First Pay Date:		Sep 01, 1996	Apr 01, 2002
Mature Date:		Aug 01, 2026	Mar 01, 2032

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20,000.00 - 25,000.00	9	213,788.93	0.09
25,000.01 - 50,000.00	184	7,632,380.80	3.10
50,000.01 - 75,000.00	389	24,604,673.56	10.00
75,000.01 - 100,000.00	344	30,229,121.08	12.29
100,000.01 - 125,000.00	326	36,763,483.05	14.94
125,000.01 - 150,000.00	215	29,374,557.18	11.94
150,000.01 - 175,000.00	188	30,541,968.69	12.42
175,000.01 - 200,000.00	143	26,767,072.80	10.88
200,000.01 - 225,000.00	75	15,960,577.27	6.49
225,000.01 - 250,000.00	70	16,658,708.72	6.77
250,000.01 - 275,000.00	56	14,685,641.14	5.97
275,000.01 - 300,000.00	41	11,881,741.16	4.83
300,000.01 - 325,000.00	1	314,500.00	0.13
350,000.01 - 375,000.00	1	375,000.00	0.15
Total	2,042	246,003,214.38	100.00

Current Interest Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.625 - 6.750	7	776,650.00	0.32
6.751 - 7.000	11	1,909,230.00	0.78
7.001 - 7.250	14	1,872,209.00	0.76
7.251 - 7.500	40	6,263,570.68	2.55
7.501 - 7.750	72	11,810,250.46	4.80
7.751 - 8.000	77	10,252,669.47	4.17
8.001 - 8.250	64	8,939,892.84	3.63
8.251 - 8.500	150	21,106,070.93	8.58
8.501 - 8.750	123	17,084,237.22	6.94
8.751 - 9.000	166	21,415,770.66	8.71
9.001 - 9.250	109	14,017,057.32	5.70
9.251 - 9.500	170	19,763,902.73	8.03
9.501 - 9.750	158	18,971,270.59	7.71
9.751 - 10.000	189	22,342,486.41	9.08
10.001 - 10.250	92	10,166,759.17	4.13
10.251 - 10.500	132	15,209,413.49	6.18
10.501 - 10.750	100	10,269,285.79	4.17
10.751 - 11.000	74	7,980,931.72	3.24
11.001 - 11.250	44	3,893,048.07	1.58
11.251 - 11.500	46	4,535,086.19	1.84
11.501 - 11.750	41	3,482,621.49	1.42
11.751 - 12.000	48	4,702,888.20	1.91
12.001 - 12.250	11	1,035,415.51	0.42
12.251 - 12.500	26	2,363,944.05	0.96
12.501 - 12.750	18	1,310,884.19	0.53
12.751 - 13.000	22	1,706,427.91	0.69
13.001 - 13.250	11	951,840.00	0.39
13.251 - 13.500	4	214,900.00	0.09
13.501 - 13.750	8	528,950.29	0.22
13.751 - 14.000	6	384,300.00	0.16
14.001 - 14.250	6	372,950.00	0.15
14.251 - 14.500	2	315,000.00	0.13
14.501 - 14.750	1	53,300.00	0.02
Total	2,042	246,003,214.38	100.00

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.64 - 15.00	2	104,860.41	0.04
15.01 - 20.00	2	97,300.00	0.04
20.01 - 25.00	4	237,988.23	0.10
25.01 - 30.00	10	585,260.52	0.24
30.01 - 35.00	7	413,000.00	0.17
35.01 - 40.00	15	1,156,872.05	0.47
40.01 - 45.00	24	2,104,868.55	0.86
45.01 - 50.00	24	2,242,861.94	0.91
50.01 - 55.00	29	2,677,177.87	1.09
55.01 - 60.00	61	6,550,391.55	2.66
60.01 - 65.00	104	9,865,588.05	4.01
65.01 - 70.00	158	18,198,490.20	7.40
70.01 - 75.00	183	21,561,479.19	8.76
75.01 - 80.00	493	60,710,583.09	24.68
80.01 - 85.00	379	48,694,025.88	19.79
85.01 - 90.00	508	65,228,818.86	26.52
90.01 - 95.00	38	5,277,797.99	2.15
95.01 - 97.00	1	295,850.00	0.12
Total	2,042	246,003,214.38	100.00

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
293 - 300	1	175,000.00	0.07
337 - 348	4	286,391.16	0.12
349 - 360	2,037	245,541,823.22	99.81
Total	2,042	246,003,214.38	100.00

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.125 - 3.250	3	266,897.45	0.11
3.251 - 3.500	6	786,075.00	0.32
3.501 - 3.750	20	3,531,054.50	1.44
3.751 - 4.000	41	6,125,642.66	2.49
4.001 - 4.250	71	10,137,100.42	4.12
4.251 - 4.500	93	11,831,534.77	4.81
4.501 - 4.750	130	16,913,491.33	6.88
4.751 - 5.000	153	18,422,767.38	7.49
5.001 - 5.250	186	24,515,363.29	9.97
5.251 - 5.500	192	25,424,322.84	10.33
5.501 - 5.750	191	23,341,752.33	9.49
5.751 - 6.000	215	24,226,024.73	9.85
6.001 - 6.250	153	18,776,197.87	7.63
6.251 - 6.500	161	18,575,578.19	7.55
6.501 - 6.750	129	12,750,497.29	5.18
6.751 - 7.000	95	10,092,433.54	4.10
7.001 - 7.250	74	7,354,454.21	2.99
7.251 - 7.500	39	3,596,480.82	1.46
7.501 - 7.750	18	1,791,759.35	0.73
7.751 - 8.000	24	2,289,209.98	0.93
8.001 - 8.250	22	2,254,891.53	0.92
8.251 - 8.500	6	1,004,603.73	0.41
8.501 - 8.750	5	449,365.97	0.18
8.751 - 9.000	2	154,374.92	0.06
9.001 - 9.250	3	328,739.19	0.13
9.251 - 9.500	4	438,930.17	0.18
9.751 - 10.000	1	120,000.00	0.05
10.001 - 10.250	2	205,084.26	0.08
10.251 - 10.500	1	29,591.03	0.01
10.501 - 10.750	1	234,995.63	0.10
11.001 - 11.200	1	34,000.00	0.01
Total	2,042	246,003,214.38	100.00

Lifetime Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.625 - 12.750	7	776,650.00	0.32
12.751 - 13.000	11	1,909,230.00	0.78
13.001 - 13.250	14	1,872,209.00	0.76
13.251 - 13.500	33	5,023,755.00	2.04
13.501 - 13.750	56	8,954,187.30	3.64
13.751 - 14.000	58	8,043,369.03	3.27
14.001 - 14.250	38	4,937,082.81	2.01
14.251 - 14.500	92	13,451,057.34	5.47
14.501 - 14.750	79	10,893,116.66	4.43
14.751 - 15.000	70	8,497,314.10	3.45
15.001 - 15.250	66	9,097,167.24	3.70
15.251 - 15.500	100	13,419,574.03	5.46
15.501 - 15.750	78	11,406,745.56	4.64
15.751 - 16.000	154	20,439,833.93	8.31
16.001 - 16.250	80	10,225,263.67	4.16
16.251 - 16.500	152	17,452,476.19	7.09
16.501 - 16.750	148	17,206,267.97	6.99
16.751 - 17.000	157	17,813,626.57	7.24
17.001 - 17.250	88	9,719,036.04	3.95
17.251 - 17.500	122	13,816,987.29	5.62
17.501 - 17.750	94	9,630,553.26	3.91
17.751 - 18.000	71	7,839,407.55	3.19
18.001 - 18.250	39	3,359,610.00	1.37
18.251 - 18.500	44	4,205,097.57	1.71
18.501 - 18.750	39	3,365,592.44	1.37
18.751 - 19.000	44	4,096,406.12	1.67
19.001 - 19.250	11	1,035,415.51	0.42
19.251 - 19.500	22	1,959,801.21	0.80
19.501 - 19.750	17	1,255,292.42	0.51
19.751 - 20.000	22	1,676,706.51	0.68
20.001 - 20.250	11	951,840.00	0.39
20.251 - 20.500	4	214,900.00	0.09
20.501 - 20.750	7	424,342.06	0.17
20.751 - 21.000	5	292,050.00	0.12
21.001 - 21.250	6	372,950.00	0.15
21.251 - 21.500	2	315,000.00	0.13
21.501 - 21.750	1	53,300.00	0.02
Total	2,042	246,003,214.38	100.00

Lifetime Rate Floor (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 4.250	1	48,750.00	0.02
4.251 - 4.500	4	517,947.48	0.21
4.501 - 4.750	7	776,650.00	0.32
4.751 - 5.000	10	1,813,230.00	0.74
5.001 - 5.250	16	2,131,882.05	0.87
5.251 - 5.500	32	4,989,843.52	2.03
5.501 - 5.750	51	7,853,396.61	3.19
5.751 - 6.000	61	8,598,952.37	3.50
6.001 - 6.250	35	4,568,380.45	1.86
6.251 - 6.500	74	10,195,377.50	4.14
6.501 - 6.750	55	7,016,330.25	2.85
6.751 - 7.000	50	6,319,256.27	2.57
7.001 - 7.250	40	4,970,170.00	2.02
7.251 - 7.500	43	5,663,979.68	2.30
7.501 - 7.750	56	7,644,748.14	3.11
7.751 - 8.000	60	7,663,574.47	3.12
8.001 - 8.250	49	6,463,411.88	2.63
8.251 - 8.500	88	11,827,328.84	4.81
8.501 - 8.750	70	9,603,543.29	3.90
8.751 - 9.000	117	15,328,649.87	6.23
9.001 - 9.250	77	9,998,124.68	4.06
9.251 - 9.500	143	16,559,489.91	6.73
9.501 - 9.750	132	16,453,228.79	6.69
9.751 - 10.000	150	17,352,012.30	7.05
10.001 - 10.250	80	8,871,088.76	3.61
10.251 - 10.500	117	13,310,438.49	5.41
10.501 - 10.750	89	9,203,592.79	3.74
10.751 - 11.000	65	6,837,335.32	2.78
11.001 - 11.250	41	3,614,838.07	1.47
11.251 - 11.500	46	4,442,515.73	1.81
11.501 - 11.750	37	3,050,455.42	1.24
11.751 - 12.000	42	4,182,638.71	1.70
12.001 - 12.250	10	989,915.51	0.40
12.251 - 12.500	23	2,038,784.84	0.83
12.501 - 12.750	17	1,249,284.19	0.51
12.751 - 13.000	22	1,706,427.91	0.69
13.001 - 13.250	9	770,590.00	0.31
13.251 - 13.500	3	147,300.00	0.06
13.501 - 13.750	7	389,200.29	0.16
13.751 - 14.000	6	384,300.00	0.16
14.001 - 14.250	5	199,950.00	0.08
14.251 - 14.500	1	203,000.00	0.08
14.501 - 14.750	1	53,300.00	0.02
Total	2,042	246,003,214.38	100.00

Next Rate Adjust Date	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
August 2002	1	175,000.00	0.07
January 2003	1	59,850.00	0.02
March 2003	2	147,973.06	0.06
April 2003	2	94,373.13	0.04
May 2003	1	98,000.00	0.04
June 2003	1	71,817.28	0.03
August 2003	4	491,048.42	0.20
September 2003	16	1,965,776.37	0.80
October 2003	24	2,860,044.45	1.16
November 2003	94	12,188,416.01	4.95
December 2003	369	45,389,556.70	18.45
January 2004	317	39,598,905.83	16.10
February 2004	262	31,749,132.00	12.91
March 2004	27	3,599,986.98	1.46
May 2004	1	116,531.36	0.05
August 2004	2	298,232.81	0.12
September 2004	5	717,490.47	0.29
October 2004	18	2,493,417.09	1.01
November 2004	80	10,062,159.67	4.09
December 2004	265	29,080,444.34	11.82
January 2005	247	29,864,100.41	12.14
February 2005	252	28,634,312.00	11.64
March 2005	40	4,598,846.00	1.87
January 2007	4	848,000.00	0.34
February 2007	6	674,800.00	0.27
March 2007	1	125,000.00	0.05
Total	2,042	246,003,214.38	100.00

Occupancy Type	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Primary	1,902	234,983,463.93	95.52
Investor	132	10,176,050.28	4.14
Second Home	8	843,700.17	0.34
Total	2,042	246,003,214.38	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,701	198,686,098.60	80.77
Stated Documentation	285	39,721,387.56	16.15
Limited Documentation	50	6,637,402.09	2.70
No Ratio	6	958,326.13	0.39
Total	2,042	246,003,214.38	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,450	175,840,228.46	71.48
Purchase	461	55,001,517.43	22.36
Refinance	131	15,161,468.49	6.16
Total	2,042	246,003,214.38	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,695	202,467,395.08	82.30
PUD	98	15,950,147.68	6.48
Two-Four Family	81	9,762,343.78	3.97
Condo Low-Rise	81	9,160,031.97	3.72
Manufactured Housing	41	3,031,342.00	1.23
Single Family Attached	19	2,404,811.98	0.98
Townhouse	17	2,009,246.36	0.82
Condo High-Rise	6	675,948.55	0.27
Deminimus PUD	4	541,946.98	0.22
Total	2,042	246,003,214.38	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,117	138,116,612.13	56.14
3/27 6 Mo LIBOR ARM	913	106,178,952.25	43.16
5/25 6 Mo LIBOR ARM	11	1,647,800.00	0.67
1 YR CMT	1	59,850.00	0.02
Total	2,042	246,003,214.38	100.00

Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year Treasury	1	59,850.00	0.02
6 Month LIBOR	2,041	245,943,364.38	99.98
Total	2,042	246,003,214.38	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alaska	11	1,662,000.00	0.68
Arizona	67	7,754,655.28	3.15
Arkansas	13	979,225.00	0.40
California	321	53,221,473.35	21.63
Colorado	52	7,719,996.29	3.14
Connecticut	16	2,680,817.20	1.09
Delaware	9	1,024,700.00	0.42
Florida	136	15,185,419.19	6.17
Georgia	189	21,714,141.85	8.83
Hawaii	4	916,000.00	0.37
Idaho	4	454,250.00	0.18
Illinois	61	6,921,778.96	2.81
Indiana	49	4,096,322.57	1.67
Iowa	25	1,706,835.12	0.69
Kansas	21	1,896,055.00	0.77
Kentucky	27	2,431,067.16	0.99
Louisiana	28	2,560,071.17	1.04
Maine	4	531,432.66	0.22
Maryland	27	4,605,247.66	1.87
Massachusetts	28	4,892,627.86	1.99
Michigan	111	9,522,914.38	3.87
Minnesota	114	14,859,789.29	6.04
Mississippi	9	740,489.76	0.30
Missouri	71	5,667,219.20	2.30
Montana	2	274,500.00	0.11
Nebraska	4	514,650.00	0.21
Nevada	16	2,152,692.16	0.88
New Hampshire	12	1,907,250.00	0.78
New Jersey	46	6,567,615.15	2.67
New Mexico	13	1,323,536.00	0.54
New York	43	7,261,654.07	2.95
North Carolina	43	4,986,871.95	2.03

State Distribution (Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
North Dakota	6	395,050.00	0.16
Ohio	115	8,872,892.98	3.61
Oklahoma	29	2,335,289.03	0.95
Oregon	14	1,421,912.99	0.58
Pennsylvania	72	6,901,917.80	2.81
Rhode Island	2	228,000.00	0.09
South Carolina	20	2,152,320.69	0.87
South Dakota	3	301,475.00	0.12
Tennessee	32	2,689,712.46	1.09
Texas	19	1,645,940.97	0.67
Utah	9	1,107,063.75	0.45
Vermont	2	205,500.00	0.08
Virginia	72	10,449,445.42	4.25
Washington	44	6,212,896.22	2.53
West Virginia	8	479,340.85	0.19
Wisconsin	17	1,583,157.94	0.64
Wyoming	2	288,000.00	0.12
Total	2,042	246,003,214.38	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	17	1,832,040.25	0.74
401 - 450	6	500,200.00	0.20
451 - 500	87	8,593,608.87	3.49
501 - 550	722	84,219,349.96	34.24
551 - 600	640	78,179,433.55	31.78
601 - 650	396	50,841,757.53	20.67
651 - 700	119	14,574,545.48	5.92
701 - 750	45	5,989,648.46	2.43
751 - 791	10	1,272,630.28	0.52
Total	2,042	246,003,214.38	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	226	30,134,224.05	12.25
A	320	43,175,739.10	17.55
A-	752	93,553,700.24	38.03
B	449	51,118,194.39	20.78
C	227	22,219,590.07	9.03
D	68	5,801,766.53	2.36
Total	2,042	246,003,214.38	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,042	246,003,214.38	100.00
Total	2,042	246,003,214.38	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	2,042	246,003,214.38	100.00
Total	2,042	246,003,214.38	100.00

Prepayment Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Months	2	373,662.66	0.15
24 Months	490	59,933,819.44	24.36
30 Months	4	815,850.00	0.33
36 Months	1,024	121,047,167.50	49.21
42 Months	1	87,703.31	0.04
60 Months	182	19,694,766.13	8.01
Miscellaneous	28	3,097,396.45	1.26
No Prepayment Penalty	311	40,952,848.89	16.65
Total	2,042	246,003,214.38	100.00

Section 32 Loans	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
No Section 32 Loans	2,042	246,003,214.38	100.00
Total	2,042	246,003,214.38	100.00

Group III Mortgage Loans

Scheduled Balances as of 03/01/2002

Total Current Balance:	119,538,454		
Number of Loans:	280		
		Minimum	**Maximum**
Average Original Balance:	$426,959	$301,000	$970,000
Average Current Balance:	$426,923	$301,000	$970,000
ARMS Only:			
Weighted Average Gross Coupon:	8.644 %	6.250 %	12.500 %
Weighted Average Gross Margin:	5.362 %	3.000 %	11.250 %
Weighted Average First Period Rate Cap:	1.284 %	1.000 %	3.000 %
Weighted Average Period Rate Cap:	1.015 %	1.000 %	1.500 %
Weighted Average Life Floor:	8.083 %	4.750 %	12.500 %
Weighted Average Life Cap:	15.467 %	12.750 %	19.500 %
Weighted Average Months To Roll:	28 months	17 months	59 months
Weighted Average Original LTV:	74.48 %	17.14 %	100.00 %
Weighted Average Credit Score:	614	471	813
Weighted Average Original Term:	346 months	180 months	360 months
Weighted Average Remaining Term:	344 months	176 months	360 months
Weighted Average Seasoning:	2 months	0 months	9 months
Top State Concentrations ($):	36.77 % California, 8.55 % Virginia, 5.58 % Florida		
Maximum Zip Code Concentration ($):	0.90 % 93105		
First Pay Date:		Jul 01, 2001	Apr 01, 2002
Mature Date:		Nov 01, 2016	Mar 01, 2032

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
301,000.00 - 325,000.00	42	13,172,811.77	11.02
325,000.01 - 350,000.00	61	20,707,662.51	17.32
350,000.01 - 375,000.00	30	10,870,592.88	9.09
375,000.01 - 400,000.00	31	12,156,857.78	10.17
400,000.01 - 425,000.00	16	6,621,230.36	5.54
425,000.01 - 450,000.00	16	7,033,011.01	5.88
450,000.01 - 475,000.00	11	5,112,911.34	4.28
475,000.01 - 500,000.00	13	6,372,190.54	5.33
500,000.01 - 525,000.00	11	5,667,882.69	4.74
525,000.01 - 550,000.00	7	3,803,250.00	3.18
550,000.01 - 575,000.00	9	5,062,600.00	4.24
575,000.01 - 600,000.00	12	7,121,990.00	5.96
600,000.01 - 625,000.00	2	1,234,756.79	1.03
625,000.01 - 650,000.00	4	2,565,706.07	2.15
650,000.01 - 675,000.00	1	660,000.00	0.55
675,000.01 - 700,000.00	3	2,079,000.00	1.74
750,000.01 - 775,000.00	1	770,000.00	0.64
775,000.01 - 800,000.00	3	2,366,000.00	1.98
825,000.01 - 850,000.00	2	1,672,500.00	1.40
850,000.01 - 875,000.00	1	860,000.00	0.72
875,000.01 - 900,000.00	3	2,657,500.00	2.22
950,000.01 - 970,000.00	1	970,000.00	0.81
Total	280	119,538,453.74	100.00

Current Interest Rates (%)	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
6.250 - 6.250	5	1,813,750.00	1.52
6.251 - 6.500	9	3,597,750.00	3.01
6.501 - 6.750	9	3,631,750.00	3.04
6.751 - 7.000	13	5,963,160.23	4.99
7.001 - 7.250	4	1,420,500.00	1.19
7.251 - 7.500	11	4,523,661.90	3.78
7.501 - 7.750	15	5,528,390.42	4.62
7.751 - 8.000	32	13,461,873.65	11.26
8.001 - 8.250	22	8,984,061.19	7.52
8.251 - 8.500	24	9,693,156.87	8.11
8.501 - 8.750	27	11,271,017.88	9.43
8.751 - 9.000	26	12,527,378.99	10.48
9.001 - 9.250	8	3,779,712.21	3.16
9.251 - 9.500	16	6,697,200.00	5.60
9.501 - 9.750	12	5,541,687.76	4.64
9.751 - 10.000	18	7,684,377.41	6.43
10.001 - 10.250	6	2,896,311.01	2.42
10.251 - 10.500	3	1,473,756.79	1.23
10.501 - 10.750	6	2,896,007.43	2.42
10.751 - 11.000	4	1,673,850.00	1.40
11.001 - 11.250	2	774,700.00	0.65
11.251 - 11.500	3	1,626,000.00	1.36
11.501 - 11.750	2	795,000.00	0.67
11.751 - 12.000	1	348,400.00	0.29
12.251 - 12.500	2	935,000.00	0.78
Total	280	119,538,453.74	100.00

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
17.14 - 20.00	1	600,000.00	0.50
20.01 - 25.00	1	475,000.00	0.40
25.01 - 30.00	1	512,000.00	0.43
30.01 - 35.00	1	350,000.00	0.29
35.01 - 40.00	2	854,250.00	0.71
40.01 - 45.00	2	745,000.00	0.62
45.01 - 50.00	1	350,000.00	0.29
50.01 - 55.00	6	2,620,000.00	2.19
55.01 - 60.00	13	5,821,944.61	4.87
60.01 - 65.00	27	12,885,806.69	10.78
65.01 - 70.00	31	15,068,634.72	12.61
70.01 - 75.00	43	20,655,876.91	17.28
75.01 - 80.00	71	29,127,806.38	24.37
80.01 - 85.00	24	9,316,999.00	7.79
85.01 - 90.00	51	18,500,310.43	15.48
90.01 - 95.00	4	1,344,825.00	1.13
95.01 - 100.00	1	310,000.00	0.26
Total	280	119,538,453.74	100.00

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
176 - 180	23	8,907,971.04	7.45
229 - 240	2	766,500.00	0.64
349 - 360	255	109,863,982.70	91.91
Total	280	119,538,453.74	100.00

Gross Margin (ARMS Only) (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000 - 3.000	1	454,000.00	0.54
3.001 - 3.250	1	400,000.00	0.47
3.251 - 3.500	1	389,724.74	0.46
3.501 - 3.750	5	2,360,925.00	2.79
3.751 - 4.000	7	2,562,515.68	3.02
4.001 - 4.250	9	4,604,806.15	5.43
4.251 - 4.500	11	4,002,300.00	4.72
4.501 - 4.750	18	6,835,077.00	8.06
4.751 - 5.000	24	10,319,017.03	12.17
5.001 - 5.250	20	9,083,553.89	10.72
5.251 - 5.500	27	13,352,665.00	15.75
5.501 - 5.750	23	10,499,606.79	12.39
5.751 - 6.000	13	5,518,128.28	6.51
6.001 - 6.250	8	3,267,800.00	3.86
6.251 - 6.500	10	4,167,033.65	4.92
6.501 - 6.750	2	1,110,000.00	1.31
6.751 - 7.000	8	3,246,588.27	3.83
7.001 - 7.250	1	324,700.00	0.38
7.251 - 7.500	1	475,000.00	0.56
7.501 - 7.750	2	982,500.00	1.16
8.251 - 8.500	1	427,500.00	0.50
11.001 - 11.250	1	375,000.00	0.44
Total	194	84,758,441.48	100.00

Lifetime Rate Cap (ARMS Only) (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.750 - 12.750	2	779,000.00	0.92
12.751 - 13.000	7	3,220,750.00	3.80
13.001 - 13.250	3	1,075,500.00	1.27
13.251 - 13.500	7	2,923,000.00	3.45
13.501 - 13.750	3	1,228,365.68	1.45
13.751 - 14.000	16	7,092,400.00	8.37
14.001 - 14.250	10	3,934,727.00	4.64
14.251 - 14.500	7	3,322,750.00	3.92
14.501 - 14.750	17	6,801,049.74	8.02
14.751 - 15.000	13	6,138,000.00	7.24
15.001 - 15.250	7	2,836,418.36	3.35
15.251 - 15.500	18	6,886,706.87	8.13
15.501 - 15.750	9	3,634,892.88	4.29
15.751 - 16.000	12	5,730,178.99	6.76
16.001 - 16.250	6	2,893,400.00	3.41
16.251 - 16.500	12	5,630,356.79	6.64
16.501 - 16.750	9	4,453,087.76	5.25
16.751 - 17.000	15	6,639,254.37	7.83
17.001 - 17.250	5	2,395,811.01	2.83
17.251 - 17.500	1	350,000.00	0.41
17.501 - 17.750	5	2,578,742.03	3.04
17.751 - 18.000	3	1,303,350.00	1.54
18.001 - 18.250	1	324,700.00	0.38
18.251 - 18.500	2	856,000.00	1.01
18.501 - 18.750	2	795,000.00	0.94
19.251 - 19.500	2	935,000.00	1.10
Total	194	84,758,441.48	100.00

Lifetime Rate Floor (ARMS Only) (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.750 - 4.750	2	779,000.00	0.92
4.751 - 5.000	5	2,244,750.00	2.65
5.001 - 5.250	3	1,075,500.00	1.27
5.251 - 5.500	6	2,469,000.00	2.91
5.501 - 5.750	1	301,600.00	0.36
5.751 - 6.000	16	7,092,400.00	8.37
6.001 - 6.250	9	3,592,727.00	4.24
6.251 - 6.500	8	3,685,850.00	4.35
6.501 - 6.750	14	5,683,325.00	6.71
6.751 - 7.000	13	6,195,500.00	7.31
7.001 - 7.250	1	400,000.00	0.47
7.251 - 7.500	2	878,400.00	1.04
7.501 - 7.750	9	3,969,890.42	4.68
7.751 - 8.000	4	1,666,500.00	1.97
8.001 - 8.250	7	2,642,106.15	3.12
8.251 - 8.500	12	4,759,006.87	5.61
8.501 - 8.750	9	3,717,092.88	4.39
8.751 - 9.000	9	4,684,878.99	5.53
9.001 - 9.250	6	3,029,712.21	3.57
9.251 - 9.500	12	4,898,800.00	5.78
9.501 - 9.750	8	3,893,087.76	4.59
9.751 - 10.000	16	6,934,554.37	8.18
10.001 - 10.250	4	1,898,211.01	2.24
10.251 - 10.500	3	1,473,756.79	1.74
10.501 - 10.750	5	2,578,742.03	3.04
10.751 - 11.000	3	1,303,350.00	1.54
11.001 - 11.250	1	324,700.00	0.38
11.251 - 11.500	2	856,000.00	1.01
11.501 - 11.750	2	795,000.00	0.94
12.251 - 12.500	2	935,000.00	1.10
Total	194	84,758,441.48	100.00

Next Rate Adjustment Date (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
August 2003	1	486,312.21	0.57
October 2003	5	2,254,727.72	2.66
November 2003	5	2,405,823.24	2.84
December 2003	34	15,452,300.95	18.23
January 2004	33	14,446,855.15	17.04
February 2004	24	9,083,950.00	10.72
March 2004	3	1,130,300.00	1.33
October 2004	1	337,295.53	0.40
November 2004	3	1,240,509.26	1.46
December 2004	27	12,061,040.42	14.23
January 2005	25	10,650,450.00	12.57
February 2005	26	11,429,100.00	13.48
March 2005	4	2,323,250.00	2.74
January 2007	2	916,527.00	1.08
February 2007	1	540,000.00	0.64
Total	194	84,758,441.48	100.00

Occupancy Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	271	115,419,253.74	96.55
Investor	8	3,679,200.00	3.08
Second Home	1	440,000.00	0.37
Total	280	119,538,453.74	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	167	67,910,857.23	56.81
Stated Documentation	82	35,933,396.51	30.06
Limited Documentation	30	15,320,450.00	12.82
No Ratio	1	373,750.00	0.31
Total	280	119,538,453.74	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	205	87,552,486.95	73.24
Purchase	55	22,629,616.79	18.93
Refinance	20	9,356,350.00	7.83
Total	280	119,538,453.74	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	237	100,444,086.72	84.03
PUD	24	10,482,625.23	8.77
Two-Four Family	7	3,579,256.79	2.99
Condo Low-Rise	8	3,269,485.00	2.74
Single Family Attached	3	1,223,000.00	1.02
Condo High-Rise	1	540,000.00	0.45
Total	280	119,538,453.74	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	105	45,260,269.27	37.86
3/27 6 Mo LIBOR ARM	86	38,041,645.21	31.82
Fixed Rate	61	25,105,541.22	21.00
Balloon 15/30	20	7,481,221.04	6.26
5/25 6 Mo LIBOR ARM	3	1,456,527.00	1.22
Fixed Rate 15 Year	3	1,426,750.00	1.19
Fixed Rate 20 Year	2	766,500.00	0.64
Total	280	119,538,453.74	100.00

Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 Month LIBOR	194	84,758,441.48	70.90
Fixed	86	34,780,012.26	29.10
Total	280	119,538,453.74	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	5	1,932,242.03	1.62
California	106	43,948,904.03	36.77
Colorado	6	2,517,250.00	2.11
Connecticut	6	2,374,692.88	1.99
Delaware	1	344,000.00	0.29
Florida	13	6,667,500.00	5.58
Georgia	12	5,514,080.36	4.61
Hawaii	1	475,000.00	0.40
Illinois	7	2,761,477.00	2.31
Indiana	1	325,000.00	0.27
Kansas	1	431,000.00	0.36
Louisiana	1	433,500.00	0.36
Maryland	11	5,298,200.00	4.43
Massachusetts	11	4,238,962.21	3.55
Michigan	5	1,917,700.00	1.60
Minnesota	5	2,232,665.00	1.87
Missouri	6	3,178,000.00	2.66
New Jersey	11	4,464,457.00	3.73
New Mexico	1	350,000.00	0.29
New York	11	5,846,100.00	4.89
North Carolina	4	1,652,000.00	1.38
Ohio	2	1,177,000.00	0.98
Oklahoma	1	364,000.00	0.30
Oregon	4	1,849,750.00	1.55
Pennsylvania	3	1,021,500.00	0.85
Rhode Island	1	396,000.00	0.33
South Carolina	1	970,000.00	0.81
Tennessee	4	1,720,000.00	1.44
Texas	4	1,977,000.00	1.65
Utah	1	493,000.00	0.41
Virginia	27	10,224,892.08	8.55
Washington	6	2,105,806.15	1.76
Wisconsin	1	336,775.00	0.28
Total	280	119,538,453.74	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	1,171,756.79	0.98
451 - 500	5	2,187,632.69	1.83
501 - 550	45	18,870,901.08	15.79
551 - 600	72	31,872,488.56	26.66
601 - 650	87	35,520,558.31	29.71
651 - 700	42	18,714,226.50	15.66
701 - 750	15	6,335,139.81	5.30
751 - 800	9	3,558,750.00	2.98
801 - 813	3	1,307,000.00	1.09
Total	280	119,538,453.74	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	87	37,544,327.78	31.41
A	70	28,581,677.00	23.91
A-	90	39,848,691.44	33.34
B	23	9,668,402.11	8.09
C	10	3,895,355.41	3.26
Total	280	119,538,453.74	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	280	119,538,453.74	100.00
Total	280	119,538,453.74	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	280	119,538,453.74	100.00
Total	280	119,538,453.74	100.00

Prepayment Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Months	4	1,969,778.33	1.65
24 Months	39	16,722,433.09	13.99
36 Months	106	45,764,565.21	38.28
60 Months	60	24,001,923.65	20.08
Miscellaneous	3	1,095,618.33	0.92
No Prepayment Penalty	68	29,984,135.13	25.08
Total	280	119,538,453.74	100.00

Section 32 Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Section 32 Loans	280	119,538,453.74	100.00
Total	280	119,538,453.74	100.00